UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 6-K

                 Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
               under the Securities Exchange Act of 1934




                   For the date of 20 October, 2003

             ALLIED IRISH BANKS, public limited company

       Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



EMBARGO 07.00                                                 20th OCTOBER, 2003


               ALLIED IRISH BANKS, P.L.C. PURCHASE OF OWN SHARES


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) announces that on 17th October 2003, it purchased 650,000 of its ordinary shares, at an average price of EUR12.50 to be held as treasury shares.

                                     -ENDS-


For further information please contact:

Alan Kelly                                 Catherine Burke
Head of Group Investor Relations           Head of Corporate Relations
AIB Group                                  AIB Group
Bankcentre                                 Bankcentre
Ballsbridge                                Ballsbridge
Dublin 4                                   Dublin 4
Tel: +353-1-6600311 ext. 12162             Tel: +353-1-6600311 ext. 13894

END



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date 20 October, 2003                              By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.